Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Raptor Pharmaceutical Corp. 2010 Stock Incentive Plan of our reports dated March 13, 2013, relating to the consolidated financial statements and financial statement schedule of Raptor Pharmaceutical Corp. and its subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding uncertainty about Raptor Pharmaceutical Corp.'s ability to continue as a going concern), and the effectiveness of internal control over financial reporting as of December 31, 2012, which appear in Raptor Pharmaceutical Corp.'s Transition Report on Form 10-KT for the four month period ended December 31, 2012.

/s/ Burr Pilger Mayer, Inc.
Burr Pilger Mayer, Inc.
San Francisco, California
August 23, 2013